# Invest in PersonalRX

A VIP pharmacy that shows up at your door every 30 days - with no added charges

f @ PERSONALRX.COM   EAST RUTHERFORD NEW JERSEY

Technology   Main Street   B2C   App   Healthcare





*The pharmacy industry is ripe for change. Care should revolve around the patient. PersonalRX makes it easy for patients to take the right medication at the right time. Our robots sort and pack medications in clearly labeled dose packs. Patients are provided the direct phone number of the PersonalRX technician who manages their account.*

**Lawrence Margolis** Founder/CEO @ PersonalRX

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   **ABOUT**      UPDATES °      REVIEWS °      ASK A QUESTION °

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### Why you may want to invest in us...

1   We've shipped 10 million Square Packs! (medication dose packs).

2   The $312 billion retail pharmacy market is changing.

3   Our market consists of the 41 million Americans who take 5 or more medications.

4   Our RX2 Mobile app and Patient Relationship Management (PRM) systems are "next level."

5   We are licensed and delivering in 38 states.

### Why investors ♥ us

WE'VE RAISED $13,855,745 SINCE OUR FOUNDING

### Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Lawrence Margolis**
Founder/CEO
*Larry is a former Wall Street Broker and investor specializing in the health and technology marketplaces. His experience in financial markets includes positions at The Bear Stearns Companies and Prudential Securities.*
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**Keith Gallant**
Chief Marketing Officer
*Keith's brings 30 years of marketing, sales and entrepreneurship to PersonalRX. Prior to joining the company, he served as Vice President of a health-focused PR agency and managed campaigns for national brands like Osteo Bi-Flex and Ester-C.*


**Vaibhav Kullar**
Chief Technology Officer
*Vaibhav is an award-winning technology developer and entrepreneur. He's pioneered development of the RX2 Mobile and Internal systems. He has held senior and executive risk management and analytics roles at Barclays Investment Bank and Credit Suisse.*
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**Matilda Bruno, BS Pharm, PharmD, R. Ph.**
VP of Pharmacy Services, Pharmacist-In-Charge
*Matilda is a highly accomplished and recognized pharmacy leader with nearly 30 years of experience within Hospital, PBM, Specialty and Retail Pharmacy. Prior, she was Director of Pharmacy at Pascack Valley Medical Center/Hackensack Meridian Health.*
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Gary Hirsch



**Gary Hirsch**
Outside General Counsel

*Gary's 25 plus years of experience include 10 years as general counsel of two successful venture-backed B2B tech companies and 15 years at a major law firm and Fortune 500 law department. Gary is a graduate of Dartmouth College and NYU Law School.*

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**Gillian Giannone, PharmD, R. Ph.**
Director of Pharmacy Operations

*Gillian brings 10 years of pharmacy experience in a variety of settings to her leadership role. Earlier in her career, Gillian was a clinical pharmacist at one of the largest pharmacy benefit management companies in the US.*

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**Dana Stripling**
Director of Training and Patient Experience

*Dana is an accomplished certified trainer focused on consistently improving the patient experience. Prior to PersonalRX, she served as an EPIC Software Credentialed trainer at Englewood Hospital and Medical Center.*

(in)



**Cheryl Fine**
Controller and Director of Talent

*Cheryl is a financial services professional with more than 20 years experience. She has been a Certified Quickbooks Online Accountant since 2016 and is a Platinum Pro Advisor. Her prior finance positions were in medical billing, printing and retail.*



**Gregg Kattine**
Advisor - Healthcare Relationships

*Gregg offers PersonalRX guidance gleaned from 40 plus years as a successful investor and business operator. His health-related investments include a medical claims and insurance billing company that he cofounded in 1993 and sold for a profit in 2015*

**Downloads**

📄 PersonalRX - Your Pharmacy. Delivered..pdf
📄 RX2 - Pharmacy Technology That Squares.pdf

# We make it easy for our patients to take the right medications at the right time.

PersonalRX places the patient at the center of the pharmacy care model. We are a home delivery pharmacy that provides adherence packaging and other VIP services — with no added costs. Our pharmacists are available 24/7 and each patient has the direct phone number of their dedicated pharmacy tech.



## Now You'll Always Be Reminded



## How we put our patients first

Our focus is on enhanced safety, convenience, and better health outcomes. We do all the heavy lifting. We deliver to the home every 30 days, so our patients don't go without their medicine. We reach out to doctors and insurance companies so our patients don't need to.



VIP Pharmacy
Each patient has a dedicated pharmacy technician
Home delivery of personalized Square Packs
Pharmacy app provides access to info and surrounds the patient with care
Personal Rx
Breakfast
Wednesday Feb. 12
Personal Rx

Our patients have the direct phone number of their dedicated pharmacy technician, so if they need assistance, we're just a phone call away. And we have an app that notifies patients by text, phone call, or a nudge from Alexa when it's time to take their next dose.



## A hot market

We are in a hot market with a need for personalized innovation. In 2019, prescription drug expenditures totaled $345.7 billion. Pill Pack was acquired by Amazon for $1 billion in June 2018. More recently, DivvyDose was acquired by UnitedHealth in September 2020 for $300 million.



| MEDLY | Pill Pack by amazon pharmacy | NowRx PHARMACY | divvyDOSE |
|---|---|---|---|
| **$275M** valuation | Bought by **Amazon** for **$1B** in 2018 | **$100M** valuation | Bought by **UnitedHealth** for **$300M** in 2020 |

## How we make money

Our services focus on the 12.6% of Americans who take 5 medications or more — a patient group in need of an easier synthesized medical solution.

This equates to 41.3 million Americans and a market size that exceeds $126.4 billion annually. Our company is fully prepared to perform at scale with our proven sales model.

**$126.4 billion**

41.3M Americans who take 5+ medications per day
**x** $255 per month ($51 per medication)
**x** 12 months

We operate on a subscription-based model for scalability and top-tier service. Our subscription-based model keeps costs low and patients satisfied with quality care.

PersonalRX operates multiple patient acquisition channels that allow us to acquire patients in bunches. We leverage proprietary technology that promotes efficiency and our ability to surround the patient with care.



## Licensed in 38 states, we delivered 10M Square Packs

Our pharmacy is currently licensed in 38 states. In July 2020, we began onboarding patients in partnership with a Fortune 500 Pharmacy Benefits Management company with 260,000 lives under care.

In January 2021, we begin accepting referrals from a new Medicare Home Health partner with over 200 offices. With our proven traction, PersonalRX produced and delivered our 10 millionth Square Pack this year, and we're just getting started.





## Decades of successful business experience

We lead with compassion and diligence. Our leadership team carries decades of successful business experience, and we know how to build a winning team. PersonalRX is technology-enabled, not technology dependent. In other words, we use technology to drive workflow. But, hiring great people who provide the personal touch is paramount for superb healthcare

CEO Lawrence Margolis, himself an accomplished investor, also has a personal story that ties him to the PersonalRX mission. Our Pharmacist-In-Charge, Matilda Bruno, PharmD, R. Ph. brings nearly 30 years of hospital, PBM, and specialty pharmacy experience to her leadership role at PersonalRX.

Our team treats patients the way we hope all health professionals treat our friends and family when they are in need— with compassion and diligence.





## We built an infrastructure ready for scale

### We made an app for our patients.

Since the inception of the PersonalRX brand in 2016, we've served and acquired a growing number of patients in the home delivery market. In 2019, we developed our digital platform — the RX2 Mobile app, a progressive web application (PWA), available across iOS, Android, and Windows operating systems.



RX²
Medication information squared away!
Surrounding the patient with care.
Med reminders (text, call, Alexa), location calendar, caregiver engagement and more
Med List ▸ Bill Glass
My Med List
Next Shipment
January 15, 2020

**We made a dashboard for us.**

We completed RX2 Admin in 2020, a proprietary Patient Relationship Management Tool (PRM) that drives end-to-end workflow for pharmacy home delivery — from billing and day-to-day communication to packing and shipping.

Our smart, proprietary pharmacy platform, RX2 Admin, makes it simple for us to provide the best service with efficiency. Our workflows are automated, utilizing pharmacy robots for faster-than-manual processes.





## Becoming the leader in excellent pharmacy care

Our goal is to lead the pharmacy industry in providing excellent patient care, nationwide. PersonalRX has the infrastructure, experience, team and business relationships to operate at scale.



Your Pharmacy. Delivered.
Personal
SynMed

## Why invest now

**Our pharmacy model and proprietary technology are game-changers.**

Chain drug stores dominate the market, but selling convenience store items overshadows what matters most — the patient's ability to accurately manage their medications.

**Urgent need due to COVID-19**

COVID-19 has created a "new normal" in creating a desire for contactless experience. Now more than ever, it can be unsafe to stand in lines, especially at a pharmacy. We're bringing a sanitary solution right to your doorstep.



**We've proven that our model works**

We uniquely service the "large niche" market of 41 million patients who take five or more medications. We've proven that our model works and that key health partners endorse and love what we do. We've built a scalable business that continues to grow as we reinvest in it. Our subscription model builds revenue quickly, leading to significant profits and a rewarding ROI for investors.

 **How we're different**

While adherence packaging and home delivery are clear improvements from the traditional pharmacy model, our unique value proposition hinges on personalization. We make it easy for patients to contact the dedicated pharmacy tech who's responsible for their account. Moreover, our technicians are proactive in contacting patients to see if anything has changed since the last 30-day delivery - and to ask if they have any questions for the pharmacist. This is what VIP pharmacy care is all about. **It's personal.**

 **Join us at PersonalRX!**

Merging technology and human compassion, we are fueling the next generation of retail pharmacy and we hope you'll consider fueling this movement. The opportunity for investors is to enter early in our growth cycle, with a promising market in need of innovation. Join us to fuel the next generation of healthcare.



" We believe that being a pharmacy is more than just putting pills in a bottle.

# Investor Q&A

**What does your company do?** ⌄

— COLLAPSE ALL

PersonalRX makes it easy to take the right medication at the right time. We dispense medications in adherence packaging, delivered to the home - with no added costs. Our pharmacy model puts the patient at the center of care. The focus is on enhanced safety, convenience and better health outcomes.

**Where will your company be in 5 years?** ⌄

Our goal is 300MM+ in annual revenue, with operations in 3 strategic locations to provide delivery and cost saving efficiencies. These projections cannot be guaranteed.

**Why did you choose this idea?** ⌄

The pharmacy industry is ripe for change. Care should revolve around the patient. PersonalRX makes it easy for patients to take the right medication at the right time. Our robots sort and pack medications in clearly labeled dose packs. Patients are provided the direct phone number of the PersonalRX technician who manages their account.

### How far along are you? What's your biggest obstacle? ⌄

We built an infrastructure that supports our home delivery business at scale.

Since 2016, PersonalRX has served a growing number of patients.

In 2019, we launched the RX2 Mobile app, with great interactive features, like Med Reminders and Location Calendar.

We completed RX2 Admin in 2020, a proprietary Patient Relationship Management Tool (PRM) that drives end-to-end workflow.

Our pharmacy is currently licensed in 37 states.

In July 2020, we began onboarding patients in partnership with a Fortune 500 Pharmacy Benefits Management company with 260,000 lives under care.

We delivered our 10 millionth Square Pack this year, and we're just getting started.

Our biggest obstacle is securing growth capital needed to scale.

### Who competes with you? What do you understand that they don't? ⌄

PillPack, Medley, Capsule, NowRx, CVS, Walgreens and other retail pharmacies operating in the prescription drug market that totaled $345.7 billion in 2019.

Our unique value proposition is that our pharmacy home delivery service includes adherence packaging combined with personalized patient care. Our patients are provided with the direct phone number of a dedicated pharmacy technician responsible for their account. We value this personal relationship.

We focus on people who take 5 medications or more.

Our pharmacy puts the patient at the center of the pharmacy care model. That's the inverse of the traditional retail pharmacy.

You can read our testimonials on our website - our patients love the personal care they receive.

### How will you make money? ⌄

We make money by growing the number of patients we service, allowing us to buy medications at better prices and reach other economies of scale.

Our focus is on patients who take 5 or more medications, so gain shipping efficiency when delivering to customers who take an average of 8 medications each month.

We provide refill management of 30-day supplies, so we deliver to our patients each month, similar to a subscription model.

We acquire a patient once and then have the opportunity to continue servicing them over and over again.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

A risk in our industry is for the pharmacy to make an error in medication dispensing. We mitigate risk with checks in our process. Our proprietary system, RX2 Admin, helps reduce the probability of a medication packing error - and our robotic packing machines are highly calibrated for accuracy. Once our Square Packs are produced, they're reviewed by a licensed pharmacist to ensure that what's in the pack is accurate.

Another risk relates to PBMs (Pharmacy Benefit Management companies). They are third-party administrators of prescription drug programs for health plans. We mitigate this risk by establishing relationships with PBMs - and PersonalRX being "in network" can be a valuable benefit for the members of the programs they support.

### What problem do you solve? ⌄

Medication nonadherence is a serious healthcare problem that impacts patients and costs $21 billion every year.

Ask any health professional in the home health industry and they'll tell you that medication management is a problem for patients who take multiple medications.

Medication nonadherence is associated with higher rates of hospital admissions, poor health outcomes, increased morbidity and mortality, and increased health care costs.

CDC statistics reveal that medication nonadherence costs U.S. healthcare between $100 to $300 billion annually (source). At PersonalRX, we aim to be part of the solution against preventable medication errors, which impact 7 million patients and cost about $21 billion annually (source).

COVID-19 only compounds the problem. People are more cautious than ever, and have new reasons to avoid waiting in pharmacy lines, with fears of exposure to contagious viruses and diseases.

### Does the PersonalRX pharmacy ship medication other than pills, like inhalers and insulin? ⌄

Yes. PersonalRX is a full scale pharmacy. In addition to pills, we ship inhalers, injectables, creams, ointments, eye drops, OTCs (Over The Counter) and other items - along with the patient's chosen form of pill packaging.

### How do you grow your business? ⌄

It's all about acquiring new patients and keeping the maximum number of existing

It's all about acquiring new patients and keeping the maximum number of existing patients "on service." Our patient satisfaction scores are high, so churn is not something that concerns us much. Who would leave a VIP pharmacy that costs nothing extra?

Our new patient acquisition strategy includes proven methods related to digital marketing campaigns and referrals we receive from healthcare professionals, including those who work for a home health company or a PBM (pharmacy benefits management company).

### What's the typical annual revenue related to a single patient? ⌄

Since our service is focused on patients who take five or more maintenance medications, the typical annual revenue is conservatively estimated at $5,000.

### Do patients really use a pharmacy app? ⌄

Yes. Our app is easy to use and puts the pharmacy at your fingertips. Med reminders are a big deal – and easy for us to implement because we already package medication by the dose (so we know when it needs to be taken).

Also, RX2 Mobile informs patients about the delivery status of their next medication package and gives them the opportunity to use "Share My Meds" to instantly send their "real time" med list to a doctor (isn't that better than writing it out?).

We've already had over 1,000 people use the app to register for service and access features.

### How has the company been financed to date / how do you intend to pay down that debt? ⌄

We historically have funded development of our business through debt financing, and our total debt outstanding (including principal and accrued interest on borrowings, and excluding trade payables and tax obligations) totals approximately $11.1 million, including loans with respect to which the Company's assets have been pledged as collateral. Based on debt repayment terms in place as of October 1, 2020, we have projected approximately 12% of the proceeds from the current offering, assuming the maximum amount is raised, is expected to be applied to repayment of debt, including interest expenses.

The actual allocation of proceeds to debt repayment may vary. We also project approximately 3% of our 2021 revenue will be required to be used for debt repayment, if none of our debt is converted to equity or otherwise restructured. We may agree with our lenders on the conversion of some or all of our term loan debt to equity in the Company. Conversion of debt to stock in the Company would have the effect of removing liabilities from our balance sheet and relieving us of certain repayment obligations, while at the same time it would dilute existing stockholders and investors.

We cannot guarantee the outcome of any negotiations with our lenders or the impact of any debt restructuring arrangement. Additional information about the Company's debt, including risks relating to our debt that you should take into account when deciding to invest, is included in our Form C.

